

January 9, 2013

Via E-Mail
Mr. James Rozon
Chief Financial Officer
Gran Tierra Energy Inc.
300, 625 11th Avenue SW
Calgary, Alberta
Canada T2R 0E1

      Re: **Gran Tierra Energy Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 27, 2012
              Response Letter Dated October 10, 2012
              File No. 1-34018

Dear Mr. Rozon:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Proved Undeveloped Reserves, page 18

1.   We note your response to comment one which indicates that you converted 3.9 MMBOE of proved undeveloped reserves and added 4.6 MMBOE of PUDs in Colombia. Please quantify the amount of investments to convert the 3.9 MMBOE and tell us how you expect to comply with Item 1203 of Regulation S-K.

       You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3489 with any other questions.

                         Sincerely,

                         /s/ Brad Skinner

                         Brad Skinner
                         Senior Assistant Chief Accountant